

02029532

Commission File No.: 0-29954

FORM 6-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, 66 Wellington St. West
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXHIBIT INDEX IS LOCATED AT PAGE 2 OF 63

Information furnished on this form:

Consolidated Financial Statements for the years ended December 31, 2000 and December 31, 2001 and Management's Discussion and Analysis.

EXHIBIT

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in Exhibit number 1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Thomson Corporation
(Registrant)



Date: March 25, 2002

Alan M. Lewis
Treasurer

Commission File No.: 0-29954

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

THE THOMSON CORPORATION
(Translation of registrant's name into English)

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, 66 Wellington St. West
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXHIBIT INDEX IS LOCATED AT PAGE 2 OF 63

Information furnished on this form:

Consolidated Financial Statements for the years ended December 31, 2000 and December 31, 2001 and Management's Discussion and Analysis.

EXHIBIT

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in Exhibit number 1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Thomson Corporation
(Registrant)

Date: March 25, 2002

"Alan M. Lewis"
Alan M. Lewis
Treasurer

Financial Statements and Corporate Information

CONTENTS





(FROM LEFT TO RIGHT, TOP TO BOTTOM)
JAMES C. SMITH, EVP, EXECUTIVE DEVELOPMENT & CORPORATE AFFAIRS, THE THOMSON CORPORATION; **RICHARD J. HARRINGTON**, PRESIDENT & CEO, THE THOMSON CORPORATION; **BRIAN H. HALL**, PRESIDENT & CEO, THOMSON LEGAL & REGULATORY; **DAVID H. SHAFFER**, PRESIDENT & CEO, THOMSON LEARNING; **PATRICK J. TIERNEY**, PRESIDENT & CEO, THOMSON FINANCIAL; **RONALD H. SCHLOSSER**, PRESIDENT & CEO, THOMSON SCIENTIFIC & HEALTHCARE; **ROBERT D. DALEO**, CFO, THE THOMSON CORPORATION